Exhibit 3

This Form ATS-N amendment is an amendment to Part III, Items 10.a., 10.c. and 20.a. We have marked added text in red and underlined; we have marked deleted text in red and strikethrough.

Part III, Item 10.a.

The H2O ATS only executes trades during regular trading hours of the primary market. The H2O ATS does not execute an order in a stock until the primary market for the stock has opened. The H2O ATS does not conduct any specific opening process that is different from its standard trading process.

During a trading halt, LNI pauses all orders that were created through the Liquidnet desktop trading application and cancels all orders that were not created through the Liquidnet desktop trading application. For orders created through the Liquidnet desktop trading application, by default, the system will auto-resume the Members order after the trading halt ends, but a Member can elect to change the default to require a manual resume by a trader at the Member firm or to cancel the order upon the occurrence of the trading halt. ~~During a trading halt, Liquidnet pauses all orders, whether or not the orders were created through the Liquidnet desktop trading application. By default, the system will auto-resume all orders after the trading halt ends, but a Member can elect to manually cancel any order created through the Liquidnet desktop application upon occurrence of the trading halt.~~

After a trading halt, the H2O ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The H2O ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Part III, Item 10.c.

The H2O ATS only executes trades during regular trading hours of the primary market. The H2O ATS does not execute an order in a stock until the primary market for the stock has opened. The H2O ATS does not conduct any specific opening process that is different from its standard trading process.

During a trading halt, LNI pauses all orders that were created through the Liquidnet desktop trading application and cancels all orders that were not created through the Liquidnet desktop trading application. For orders created through the Liquidnet desktop trading application, by default, the system will auto-resume the Members order after the trading halt ends, but a Member can elect to change the default to require a manual resume by a trader at the Member firm or to cancel the order upon the occurrence of the trading halt. ~~During a trading halt, Liquidnet pauses all orders, whether or not the orders were created through the Liquidnet desktop trading application. By default, the system will auto-resume all orders after the~~

~~trading halt ends, but a Member can elect to manually cancel any order created through the Liquidnet desktop application upon occurrence of the trading halt.~~

After a trading halt, the H2O ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The H2O ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Part III, Item 20.a.

During a trading halt, LNI pauses all orders that were created through the Liquidnet desktop trading application and cancels all orders that were not created through the Liquidnet desktop trading application. For orders created through the Liquidnet desktop trading application, by default, the system will auto-resume the Members order after the trading halt ends, but a Member can elect to change the default to require a manual resume by a trader at the Member firm or to cancel the order upon the occurrence of the trading halt. ~~During a trading halt, Liquidnet pauses all orders, whether or not the orders were created through the Liquidnet desktop trading application. By default, the system will auto-resume all orders after the trading halt ends, but a Member can elect to manually cancel any order created through the Liquidnet desktop application upon occurrence of the trading halt.~~

LNI blocks trading in a stock on the Liquidnet ATSs if the Liquidnet ATSs, in the aggregate, have executed 5% or more of market volume in the stock for three of the preceding five calendar months. Each month, prior to the commencement of trading on the 1st day of the month, LNI Product Support personnel review a report of all stocks where the Liquidnet ATSs, in the aggregate, have traded 5% or more of market volume in the stock for three of the preceding five months and implement a block on trading those stocks for the current calendar month.